Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Black Pearl Equities, LLC (Offeror)

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$15,488,647.95	0.0001381	$2,138.98

Total Transaction Valuation:		$15,488,647.95
Total Fees Due for Filing:				$2,138.98
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$2,138.98